                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            ACLARA BioSciences, Inc.
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                   00461P 10 6
                                 (CUSIP Number)

                           Thomas P. Livingston, Esq.
                               Applera Corporation
                            (Formerly PE Corporation)
                                  301 Merritt 7
                             Norwalk, CT 06851-1070
                                 (203) 840-2000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                                Page 1 of 9 Pages



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CUSIP No.  00461P 10 6                 13D                    Page 2 of 9 Pages

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Applera Corporation (formerly PE Corporation)
           06-1534213
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                      (a)      [_]
                                                                   (b)      [x]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WC
---------- ---------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                          [_]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
---------- ---------------------------------------------------------------------
                           7      SOLE VOTING POWER
    NUMBER OF                     2,027,880
     SHARES                ------ ----------------------------------------------
  BENEFICIALLY             8      SHARED VOTING POWER
    OWNED BY               ------ ----------------------------------------------
      EACH                 9      SOLE DISPOSITIVE POWER
    REPORTING                     2,027,880
     PERSON                ------ ----------------------------------------------
      WITH                 10     SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           2,027,880
---------- ---------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                       [_]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           5.7%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           CO
---------- ---------------------------------------------------------------------



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CUSIP No.  00461P 10 6                 13D                    Page 3 of 9 Pages

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           PE Corporation (NY) (Formerly The Perkin-Elmer Corporation)
           06-0490270
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
           (SEE INSTRUCTIONS)                                      (a)      [_]
                                                                   (b)      [x]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS (SEE INSTRUCTIONS)
           WC
---------- ---------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
           REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                          [_]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
---------- ---------------------------------------------------------------------
                           7      SOLE VOTING POWER
    NUMBER OF                     0
     SHARES                ------ ----------------------------------------------
  BENEFICIALLY             8      SHARED VOTING POWER
    OWNED BY               ------ ----------------------------------------------
      EACH                 9      SOLE DISPOSITIVE POWER
    REPORTING                     0
     PERSON                ------ ----------------------------------------------
      WITH                 10     SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
           REPORTING PERSON
           0
---------- ---------------------------------------------------------------------
12         CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                       [_]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           0%
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
           CO
---------- ---------------------------------------------------------------------

CUSIP No.  00461P 10 6                 13D                    Page 4 of 9 Pages

         This Amendment No. 1 to Schedule 13D relating to shares of common stock, par value $.001 per share (the "Issuer Common Stock") of ACLARA BioSciences, Inc. (the "Issuer"), a Delaware corporation, is being filed to report that (i) PE Corporation (NY) has sold shares of Issuer Common Stock, and
(ii) PE Corporation (NY) is no longer the beneficial owner of any Issuer Common Stock as a result of a transfer of the Issuer Common Stock held by it after such sales to its parent company Applera Corporation. Reference is made to the
Schedule 13D filed by the reporting persons (under their former names PE Corporation and The Perkin-Elmer Corporation) with the Securities and Exchange Commission on April 3, 2000. Items not included in this Amendment No. 1 to
Schedule 13D are either not amended or not applicable.

Item 2. Identity and Background.

         This Amendment No. 1 to Schedule 13D is being filed by Applera Corporation, a Delaware corporation formerly named PE Corporation, and PE Corporation (NY), a New York corporation formerly named The Perkin-Elmer Corporation and a wholly-owned subsidiary of Applera Corporation (each, a "Reporting Person"). The principal offices of the Reporting Persons are located at 301 Merritt 7, Norwalk, Connecticut, 06851-1070.

         Applera Corporation conducts its business through three business segments: The Applied Biosystems group; the Celera Genomics group; and Celera Diagnostics, a 50/50 joint venture between the Applied Biosystems group and the Celera Genomics group. The Applied Biosystems group serves the life science industry and research community by developing and marketing instrument-based systems, consumables, software, and services. Customers use these tools to analyze nucleic acids (DNA and RNA), small molecules, and proteins to make scientific discoveries, develop new pharmaceuticals, and conduct standardized testing. The Celera Genomics group is engaged principally in integrating advanced technologies to discover and develop new therapeutics. The Celera Genomics group intends to leverage its proteomic, bioinformatic, and genomic capabilities to identify and validate drug targets, and to discover and develop new therapeutics. Celera Diagnostics is focused on discovery, development, and commercialization of novel diagnostic products.

         Applera Corporation previously conducted its businesses indirectly through PE Corporation (NY) and other subsidiaries. However, effective June 28, 2002, the Reporting Persons entered into a plan of liquidation for the purpose of effecting the liquidation of PE Corporation (NY) into Applera Corporation. In furtherance of such plan of liquidation, effective December 8, 2003, PE Corporation (NY) transferred all of the shares of Issuer Common Stock held by it to Applera Corporation and no longer beneficially owns any shares of Issuer Common Stock.

         The name, address, present principal occupation or employment, and citizenship of each director and executive officer of Applera Corporation and PE Corporation (NY) are set forth on Schedule I hereto and are incorporated herein by reference.


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CUSIP No.  00461P 10 6                 13D                    Page 5 of 9 Pages


         During the past five years, neither Reporting Person nor, to the knowledge of either Reporting Person, any of their directors or executive officers: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of Issuer.

         (a) As a result of the transfer by PE Corporation (NY) of the shares of Issuer Common Stock held by it to Applera Corporation as described above in Item 2 above, as of the date hereof, PE Corporation (NY) no longer beneficially owns any shares of Issuer Common Stock, and Applera Corporation beneficially owns an aggregate of 2,027,880 shares of Issuer Common Stock representing 5.7% of the issued and outstanding shares of Issuer Common Stock (based on the number of shares outstanding as contained in the Issuer's most recently available filing with the Securities and Exchange Commission). As of the date hereof, neither Reporting Person nor, to the knowledge of either Reporting Person, any of their directors or executive officers otherwise beneficially owns any shares of Issuer Common Stock.

         (b) As a result of the transfer by PE Corporation (NY) of the shares of Issuer Common Stock held by it to Applera Corporation as described above in Item 2 above, Applera Corporation has sole voting and sole dispositive power with respect to all shares of Issuer Common Stock which are owned by Applera Corporation.

         (c) PE Corporation (NY) sold the following number of shares of Issuer Common Stock on the following dates at the average prices per share set forth in the following table:

-------------- ------------------------------ ---------------------------------
 Date                  No. of Shares              Average Price Per Share
-------------- ------------------------------ ---------------------------------
  10/1/2003                 10,600                           4.264
-------------- ------------------------------ ---------------------------------
  10/2/2003                 30,000                           4.259
-------------- ------------------------------ ---------------------------------
  10/3/2003                 12,500                           4.504
-------------- ------------------------------ ---------------------------------
  10/6/2003                 20,000                           4.338
-------------- ------------------------------ ---------------------------------
  10/7/2003                  7,400                           4.311
-------------- ------------------------------ ---------------------------------
  10/8/2003                 10,000                           4.106
-------------- ------------------------------ ---------------------------------
  10/9/2003                 10,000                           4.050
-------------- ------------------------------ ---------------------------------
 10/10/2003                 10,000                           3.779
-------------- ------------------------------ ---------------------------------
 10/13/2003                  9,000                           3.952
-------------- ------------------------------ ---------------------------------
 10/14/2003                 10,000                           3.983
-------------- ------------------------------ ---------------------------------
 10/15/2003                 22,199                           4.003
-------------- ------------------------------ ---------------------------------
 10/16/2003                  5,400                           3.950
-------------- ------------------------------ ---------------------------------


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CUSIP No.  00461P 10 6                 13D                    Page 6 of 9 Pages


-------------- ------------------------------ ---------------------------------
 10/17/2003                 10,000                           3.892
-------------- ------------------------------ ---------------------------------
 10/20/2003                  7,500                           3.727
-------------- ------------------------------ ---------------------------------
 10/21/2003                 25,000                           3.555
-------------- ------------------------------ ---------------------------------
 10/22/2003                 15,000                           3.543
-------------- ------------------------------ ---------------------------------
 10/23/2003                 10,000                           3.503
-------------- ------------------------------ ---------------------------------
 10/24/2003                  5,000                           3.500
-------------- ------------------------------ ---------------------------------
 10/27/2003                  2,500                           3.506
-------------- ------------------------------ ---------------------------------
 10/28/2003                  5,901                           3.504
-------------- ------------------------------ ---------------------------------
 11/10/2003                 15,000                           3.506
-------------- ------------------------------ ---------------------------------
 11/11/2003                 13,700                           3.514
-------------- ------------------------------ ---------------------------------
 11/12/2003                 15,370                           3.584
-------------- ------------------------------ ---------------------------------
 11/13/2003                 10,000                           3.500
-------------- ------------------------------ ---------------------------------
 11/14/2003                  3,000                           3.480
-------------- ------------------------------ ---------------------------------
 11/17/2003                  4,000                           3.329
-------------- ------------------------------ ---------------------------------
 11/18/2003                  2,000                           3.250
-------------- ------------------------------ ---------------------------------
 11/19/2003                  2,000                           3.250
-------------- ------------------------------ ---------------------------------
 11/20/2003                  2,000                           3.350
-------------- ------------------------------ ---------------------------------
 11/21/2003                    700                           3.250
-------------- ------------------------------ ---------------------------------
 11/24/2003                  4,043                           3.282
-------------- ------------------------------ ---------------------------------
 11/25/2003                  1,100                           3.250
-------------- ------------------------------ ---------------------------------
  12/1/2003                  5,000                           3.250
-------------- ------------------------------ ---------------------------------
  12/2/2003                 62,900                          3.4174
-------------- ------------------------------ ---------------------------------
  12/3/2003                109,600                          3.5876
-------------- ------------------------------ ---------------------------------
  12/4/2003                 30,000                          3.4751
-------------- ------------------------------ ---------------------------------
  12/5/2003                100,000                          3.5513
-------------- ------------------------------ ---------------------------------
  12/8/2003                100,000                          3.6691
-------------- ------------------------------ ---------------------------------


All of such sales were effected by UBS Securities LLC on behalf of the PE Corporation (NY) through the NASDAQ National Market. Except as set forth in this
Section 5(c), there have not been any transactions in Issuer Common Stock effected by or for the account of the Reporting Persons or, to the knowledge of the Reporting Persons, any of their directors or executive officers, during the past 60 days.

         (d) As a result of the transfer by PE Corporation (NY) of the shares of Issuer Common Stock held by it to Applera Corporation as described in Item 2 above, no person other than Applera Corporation has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Issuer Common Stock owned by Applera Corporation.

         (e) As a result of the transfer by PE Corporation (NY) of the shares of Issuer Common Stock held by it to Applera Corporation as described in Item 2 above, PE Corporation (NY) ceased to be the beneficial owner of any shares of Issuer Common Stock as of December 8, 2003.

CUSIP No.  00461P 10 6                 13D                    Page 7 of 9 Pages

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         Applera Corporation, as successor to PE Corporation (NY), is a party to an Amended and Restated Investor Rights Agreement dated as of December 30, 1999, pursuant to which the Issuer has granted to certain of its stockholders, including Applera Corporation, certain rights with respect to the Issuer Common Stock held by such stockholders. Except as provided above in this Item 6, neither Reporting Person nor, to the knowledge of either Reporting Person, any of their directors of executive officers, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No.  00461P 10 6                 13D                    Page 8 of 9 Pages



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                APPLERA CORPORATION


                                By: /s/ William B. Sawch
                                    -------------------------------------
                                    William B. Sawch
                                    Senior Vice President and General Counsel


                                PE CORPORATION (NY)


                                By: /s/ William B. Sawch
                                    -------------------------------------
                                    William B. Sawch
                                    Senior Vice President and General Counsel


Dated:  December 9, 2003

CUSIP No.  00461P 10 6                 13D                    Page 9 of 9 Pages


                                   Schedule I

         All persons named below have a business address at 301 Merritt 7, Norwalk, CT 06851-1070 except as set forth below. All persons named below are U.S. citizens except Jean-Luc Belingard who is a French citizen.

                        Directors of Applera Corporation
                        --------------------------------

       Name                         Principal Occupation/Employment
       ----                         -------------------------------
Mr. Tony L. White            Chairman, President and Chief Executive
                             Officer, Applera Corporation
Mr. Richard H. Ayers         Retired
Mr. Jean-Luc Belingard       President and Chief Executive Officer, Ipsen Group
Dr. Robert H. Hayes          Professor, Emeritus, Harvard Business School
Dr. Arnold J. Levine         Visiting Professor, Institute for Advanced Study
Mr. William H. Longfield     Retired
Mr. Theodore E. Martin       Retired
Dr. Carolyn W. Slayman       Professor and Deputy Dean, Yale University School
                             of Medicine
Mr. Orin R. Smith            Retired
Mr. James R. Tobin           President and Chief Executive Officer,
                             Boston Scientific Corporation


        Executive Officers of Applera Corporation and PE Corporation (NY)
        -----------------------------------------------------------------

       Name                          Principal Occupation/Employment*
       ----                          --------------------------------

Mr. Tony L. White            Chairman, President and Chief Executive Officer
Dr. Robert F. G. Booth       Vice President
Ms. Catherine M. Burzik      Vice President
Mr. Ugo D. DeBlasi           Vice President and Controller
Dr. Michael W. Hunkapiller   Senior Vice President, and President,
                             Applied Biosystems Group
Mr. Vikram Jog               Vice President
Mr. Robert C. Jones          Vice President
Ms. Barbara J. Kerr          Vice President
Mr. Sandeep Nayyar           Assistant Controller
Ms. Kathy P. Ordonez         Senior Vice President, and President,
                             Celera Genomics Group and Celera Diagnostics
Mr. Robert P. Ragusa         Vice President
Mr. William B. Sawch         Senior Vice President and General Counsel
Mr. Dennis L. Winger         Senior Vice President and Chief Financial Officer


* Positions listed are Applera Corporation and PE Corporation (NY) corporate offices.


                        Directors of PE Corporation (NY)
                        --------------------------------


       Name                     Principal Occupation/Employment
       ----                     -------------------------------

Ms. Wilma C. Howdle          Senior Director, Tax Compliance,
                             Applera Corporation

Mr. Thomas P. Livingston     Secretary, Applera Corporation

Mr. William B. Sawch         Senior Vice President and General Counsel,
                             Applera Corporation